UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

 For the month of April 2017
Commission File Number: 001-33129

ALLOT COMMUNICATIONS LTD.
 (Translation of registrant’s name into English)

22 Hanagar Street
Neve Ne'eman Industrial Zone B
Hod-Hasharon 45240
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

EXPLANATORY NOTE

On or about March 29, 2017, Allot Communications Ltd. (the “Company”) first distributed a proxy statement (the “Proxy Statement”) and a proxy card relating to its Annual General Meeting of Shareholders to be held on April 27, 2017 (the “Meeting”) to all shareholders of record, as of the record date for the Meeting.  On April 12, 2017, the Company furnished a supplement (the “Supplement”) to the Proxy Statement as Exhibit 99.1 to a Form 6-K furnished to the Securities and Exchange Commission (the “SEC”) as of the same date.  The Supplement contained an additional agenda item relating to the Meeting proposed by certain shareholders (“Proposing Shareholders”), and the response of the Company's Board of Directors (the “Board”) relating thereto.

Furnished herewith as Exhibit 99.1 is a joint position statement (the “Position Statement”) received by the Company on April 18, 2017 from the Proposing Shareholders, IBIM2 Limited, who holds 467,980 ordinary shares (or approximately 1.4%) of the Company, and Mr. Jose Sancho Garcia and Ms. Maria del Pilar Thomas Rios, who jointly hold 314,382 ordinary shares (or approximately 0.9%) of the Company, relating to the Meeting.

The foregoing shareholders are solely responsible for the content of their Position Statement. The Board rejects any and all assertions in this Position Statement and stands by its recommendations as set forth in the Proxy Statement, and in the Supplement (which includes the Board’s statement in opposition to the original Proposing Shareholders’ proposal and the Board’s recommendation to vote AGAINST such proposal), both of which are available at the SEC’s website at https://www.sec.gov/Archives/edgar/data/1365767/000117891317000949/0001178913-17-000949-index.htm ; and at  https://www.sec.gov/Archives/edgar/data/1365767/000117891317001114/0001178913-17-001114-index.htm, respectively.

A copy of the Position Statement is furnished herewith as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Allot Communications Ltd.

By:	/s/ Rael Kolevsohn
Rael Kolevsohn
VP Legal Affairs and General Counsel

April 19, 2017

EXHIBIT INDEX

Exhibit Number          Description

99.1          Shareholder Position Statement, dated April 18, 2017